

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 2, 2022

Paula Ragan, Ph.D.
Chief Executive Officer
X4 Pharmaceuticals, Inc.
61 North Beacon Street, 4th Floor
Boston, MA 02134

>    **Re: X4 Pharmaceuticals, Inc.**
>    **Registration Statement on Form S-3**
>    **Filed July 29, 2022**
>    **File No. 333-266410**

Dear Dr. Ragan:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Jason Drory at 202-551-8342 with any questions.

>                                            Sincerely,
>
>                                            Division of Corporation Finance
>                                            Office of Life Sciences

cc:    Courtney Thorne